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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10027112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2009___ AND ENDING ___December 31, 2009___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Kent Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5305 Miramar Lane
(No. and Street)

Colleyville   Texas   76034
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan P. Healey, CPA   (919) 847-8710
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paritz & Company, P.A.
(Name - if individual, state last, first, middle name)

15 Warren Street, Suite 25   Hackensack   New Jersey   07601
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

KENT CAPITAL, INC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2009

KENT CAPITAL, INC

Table of Contents



15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
Email: paritz@paritz.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kent Capital, Inc
Colleyville, Texas

We have audited the accompanying statement of financial condition of Kent Capital, Inc (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception (March 20, 2009) to December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kent Capital, Inc at December 31, 2009, and the results of its operations and its cash flows for the period from inception (March 20, 2009) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Hackensack, New Jersey
February 24, 2010

Paritz & Company P.A.

1

KENT CAPITAL, INC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

ASSETS

Current Assets:		
Cash and cash equivalents	$	337,866
Prepaid expenses and other current assets		3,007
Total assets	$	340,873

STOCKHOLDERS' EQUITY

Stockholders' equity:		
Common stock, $.02 par value;		
1,000,000 shares authorized; 3,500 shares issued and outstanding	$	70
Additional paid-in capital		349,930
Accumulated deficit		(9,127)
Total stockholders' equity	$	340,873

See accompanying notes to financial statements.

KENT CAPITAL, INC
STATEMENT OF OPERATIONS
For the Period From Inception (March 20, 2009) to December 31, 2009

Revenues	$	-
Expenses:		
General and administrative		1,114
Consulting Fees		3,000
FINRA and State registration and expenses		5,013
Total expenses		9,127
Net loss	$	(9,127)

See accompanying notes to financial statements.

KENT CAPITAL, INC
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period From Inception (March 20, 2009) to December 31, 2009

| | Common Stock | | Additional Paid in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance March 20, 2009					
Issuance of common stock	3,500	$ 70	$ 349,930		$ 350,000
Net loss				$ (9,127)	(9,127)
Balance December 31, 2009	3,500	$ 70	$ 349,930	$ (9,127)	$ 340,873

See accompanying notes to financial statements.

4

KENT CAPITAL, INC
STATEMENT OF CASH FLOWS
For the Period From Inception (March 20, 2009) to December 31, 2009

Cash flows from operating activities:		
Net loss	$	(9,127)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Change in prepaid expenses and other current assets		(3,007)
Net cash used in operating activities		(12,134)
Cash flows from financing activities:		
Issuance of common stock		350,000
Net cash provided by financing activities		350,000
Net increase in cash and cash equivalents		337,866
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	337,866

See accompanying notes to financial statements.

Note 1 Business

Kent Capital, Inc. ("Kent Capital" or the "Company") is a wholly owned subsidiary of Kent International Holdings, Inc. ("Kent International") and was incorporated in Nevada on March 20, 2009. Kent International is a publicly traded company (stock symbol "KNTH.PK").

The Company is a licensed securities broker-dealer in North Carolina and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). FINRA approved Kent Capital to operate under three business lines; Private Placements, Real Estate Syndication and Trading Securities for Our Own Account. The Company does not maintain customer accounts nor does it currently have any clearing arrangement.

To generate Private Placement revenue Kent Capital plans to raise capital from accredited and institutional investors for direct equity investments in real estate and real estate related projects. These projects could include foreclosure properties, land (both finished and unfinished lots), partially finished commercial or residential projects, farmland or timberland, medical properties, student housing properties, multi-family properties, and energy efficiency, cogeneration, solar or wind projects. Kent Capital would market these opportunities only to accredited investors who might be high net worth individuals or institutions.

Real Estate Syndication will be a derivative of Kent Capital's real estate related Private Placement business as we may at times acquire a property or project prior to seeking investor interest. In most cases, Kent Capital would then act as the sponsor of the syndicate and sell limited partnership interests in the property or project while remaining the general partner. In other cases, Kent Capital may decide to hold the property for future resale. Kent Capital will have the ability to close acquisitions quickly without requiring us to raise investor capital. This would allow Kent Capital to market the opportunity to appropriate investors without time constraints.

Kent Capital is also approved for Trading Securities for Its Own Account. As a result of the current condition of the financial markets, management believes that there are opportunities to acquire equity in publicly traded companies at historically low values. Management may invest a portion of Kent Capital's capital in such opportunities. These investments would be made with the purpose of selling them for a capital gain at some future point. All trading would be performed in a brokerage account opened in Kent Capital's name at a discount brokerage such as Charles Schwab or Fidelity in order to minimize commission expenses and trading costs.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

The Company intends to act as placement agent for real estate programs. The Company records these placement fees as revenues only after the individual transactions are completed and closed.

Cash, Cash Equivalents and Investments

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

All securities are presented at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements as defined in accounting standards consists of three hierarchical levels that directly relate to the amount of subjectivity associated with the determination of fair value:

Level 1 – Quoted prices are available in active markets for identical investments as of the measurement date.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date and fair value is determined through the use of models or other valuation methodologies.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into determination of fair value require significant management judgment or estimation.

The Company only uses "Level 1" inputs to value its securities, which is the least subjective method.

Property, Plant and Equipment

The Company records all fixed assets at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives, generally two to seven years.

Income taxes

The Company's results from operations will be included in Kent International's Federal, state and local tax returns, which are filed on a consolidated basis. It is Kent International's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company on a pro-rata basis.

The provision for income taxes may be different from that which would be obtained by applying the statutory Federal income tax rate to the income before income taxes due to state and local taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

Subsequent Events

The Company has evaluated its subsequent events and transactions occurring after December 31, 2009 through February 24, 2010, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Note 3 Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2009, the Company had net capital of $337,866 which was $237,866 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was zero.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Note 4 Related Party Transactions

Kent Capital, Inc. ("Kent Capital") is a wholly owned subsidiary of Kent International Holdings, Inc. ("Kent International"), a Nevada Corporation. Kent Financial Services, Inc., a Nevada Corporation ("Kent"), was the beneficial owner of approximately 53.44% of Kent International's outstanding common stock at December 31, 2009. Paul O. Koether, the President and Chief Executive Officer of Kent Capital is also the Chairman of Kent International, the Chairman of Kent and the beneficial owner of or authorized proxy for approximately 59.54% of Kent's outstanding common stock. Bryan P. Healey, Chief Financial Officer and a Director of Kent International is also the Chief Financial Officer and a Director of Kent as well as the son-in-law of Paul O. Koether.

Kent Capital may act as Managing Broker/Dealer in the offer and sale of Shares. Kent International or a subsidiary may act as the General Partner in this partnership. In this regard, Kent Capital would have a conflict of interest in performing its due diligence function. Additionally, Kent International and its affiliates have other business interests which require substantial time commitments. As such, the General Partner will devote such time to the Partnership's business as is necessary.

Schedule 1

KENT CAPITAL, INC
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2009

Total stockholders' equity from statement of financial condition	$	340,873
Subtract:		
Prepaid Expenses and other current assets		(3,007)
Net capital		337,866
Minimum net capital required (Pursuant to Rule 15c3-1(a)(4)		100,000
Excess net capital	$	237,866
Excess net capital at 120%	$	217,866
Ratio of aggregate indebtedness to net capital	$	-

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by Kent Capital, Inc.

AFFIRMATION

I, Bryan P. Healey affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Kent Capital, Inc as of December 31, 2009 and for the fiscal period then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Bryan P. Healey

Date: ___2/24/10_____

Sworn to and subscribed before me

this __24__ day of __FEBRUARY__, 2010

_____
Notary Public, MICHAEL BALSER
EXP 5/19/13



15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
Email: paritz@paritz.com

Paritz & Company, P.A.
certified public accountants

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Kent Capital, Inc
Colleyville, Texas

In planning and performing our audit of the financial statements and supplementary information of Kent Capital, Inc (the "Company") for the period from inception (March 20, 2009) to December 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we studied the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities,that we consider to be material weaknesses as defined above.

11

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hackensack, New Jersey
February 24, 2010

Paritz & Company P.A.



15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
Email: paritz@paritz.com

Paritz & Company, P.A.

certified public accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Kent Capital, Inc
Colleyville, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation - Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Kent Capital, Inc and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Kent Capital, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kent Capital, Inc's management is responsible for Kent Capital, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hackensack, New Jersey
February 24, 2010

Paritz & Company P.A.

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068222   FINRA   DEC
KENT CAPITAL INC   10*10
211 PENNBROOK RD   6305 *Miramor Lane*
FAR HILLS NJ 07031-2418   *Colleyville , TX   76034*

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bryan P. Healey   919- 847- 8710

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ __150.00__

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (__- O -__)

   _____ Date Paid

   C. Less prior overpayment applied   (__- O -__)

   D. Assessment balance due or (overpayment)   __150.00__

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   __- O-__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __150.00__

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ __150.00__

   H. Overpayment carried forward $(__- O -__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kent Capital , Inc.
(Name of Corporation. Partnership or other organization)

[signature]
(Authorized Signature)

Dated the **27th** day of **January** , 20 **10** .

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
          Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending **December 31**, 20**09**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____ -0-_____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____ -0-_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____ -0-_____

2d. SIPC Net Operating Revenues $ _____ -0-_____

2e. General Assessment @ .0025 $ _____ 150.00_____

(to page 1 but not less than $150 minimum)

2